

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via E-mail
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re:** **Chuy's Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Response dated July 5, 2012**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your supplemental response filed on July 5, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Summary Historical Financial and Operating Data, page 10

1. Since the company's net income divided by diluted weighted average shares outstanding does not equal the company's diluted earnings per share for all periods in which the company had net earnings, please revise to include a footnote explaining how diluted net income was calculated or determined for all periods presented. The revised disclosures should be presented in a level of detail consistent with that included on page F-12 of the company's financial statements.

2. Reference is made to footnote (f) on page 12. Please revise to disclose how the adjustments were calculated or determined. In this regard, the amounts of the additional borrowings, periods for which the additional borrowings were outstanding, and interest rates should be disclosed, including how the amortization of deferred financing costs was determined. The revised disclosure should be presented in a level of detail to enable the reader to recalculate the amount of the adjustment.

3. Please refer to note (h) on page 12. Please explain how the change in the interest rate from 8.5% to 7% meets the factually supportable criteria of Regulation S-X, Article 11-02(b)(6). Your response and revised disclosure should clearly explain why, if the refinancing transactions or offering took place as of December 27, 2010, your interest rate would have decreased to 7% and provide the calculation of the amounts of the adjustments, including all relevant assumptions used.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

4. Please tell us how the conversion of preferred stock to common stock is reflected in your pro forma balance sheet at March 25, 2012 as requested in our prior comments. In this regard, we note the amount of common stock outstanding from actual to pro forma remained unchanged. Please advise or revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Charles T. Haag, Esq.
       Jones Day